Exhibit 99.5

Spreadtrum and ZTE Sign TD-SCDMA Strategic Partnership

Agreement

August 29, 2007, Shanghai, China – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that its subsidiary, Spreadtrum Communications (Shanghai) Co., Ltd., has entered into a TD-SCDMA strategic partnership agreement with Zhongxing Telecommunication-Equipment Enterprise (ZTE).

A number of factors made the partnership agreement possible. Both Spreadtrum and ZTE have invested in the research and development of complementary TD-SCDMA products for the past several years, Spreadtrum in baseband chipset and ZTE in system equipment. Both companies also share a common vision in how to further develop TD-SCDMA technology and the industry. As a result, both companies have decided to form a strategic partnership and will cooperate in a number of projects designed to improve the functionality of TD-SCDMA system and terminals and introduce additional TD-SCDMA commercial products.

Both companies believe that this partnership between two reputable Chinese communications companies should help speed up the development of TD-SCDMA products and the commercialization of TD-SCDMA technology.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the potential benefits of the strategic partnership formed between Spreadtrum and ZTE, the cooperation in future projects designed to improve the functionality of TD-SCDMA system and terminals and introduce additional TD-SCDMA commercial products and the timing and deployment of commercial products resulting from such partnership. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the ability of Spreadtrum and ZTE to successfully carry out the intended purpose of their strategic partnership and cooperation efforts; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile products; uncertainty regarding the timing and pace of the commercial deployment of TD-SCDMA products in China; Spreadtrum’s ability to sustain its development in TD-SCDMA baseband semiconductor; and the state of and any change in Spreadtrum’s relationships with its major customers and partners, including ZTE. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-6270-2988 x217

E-mail: william.shi@spreadtrum.com